FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


                         For the month of October, 2004

       (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
                         Form 20-F __X___    Form 40-F _____

  (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934.)
                         Yes ____               No X

 (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
                                      N/A

                       Huaneng Power International, Inc.
                     West Wing, Building C, Tianyin Mansion
                           No. 2C Fuxingmennan Street
                                Xicheng District
                              Beijing, 100031 PRC

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This Form 6-K consists of:

         A press release on signing medium-to-long term coal supply agreements with Yangquan Coal Group and Huating Coal Group by Huaneng Power Interna tional Inc. ("registrant"), made on October 25, 2004, in English by the registrant.

                                   SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the under- signed, thereunto duly authorized.

                                    HUANENG POWER INTERNATIONAL, INC.

                                    By    /s/ Wang Xiaosong
                                       -------------------------------
                                    Name:  Wang Xiaosong
                                    Title: Vice Chairman


Date: October 25, 2004

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

To: Business Editor
[For Immediate Release]


                       HUANENG POWER INTERNATIONAL, INC.
             Signs Medium-to-long Term Coal Supply Agreements with
                   Yangquan Coal Group and Huating Coal Group

(Beijing, China, October 25, 2004) Huaneng Power International, Inc. (the "Company") [NYSE: HNP; HKEx: 902; SSE: 600011] signs medium-to-long term coal supply agreements with Yangquan Coal Group Limited Liability Company ("Yangquan Coal Group") and Huating Coal Group Limited Liability Company ("Huating Coal Group") respectively on October 22, 2004. These were other medium-to-long term coal supply agreements after the Company had signed medium-to-long term agreements with Shenhua Group Co. Ltd., China Coal Import & Export Company and Shanxi Coking Coal Group Co., Ltd. for purchase of thermal coal.

Pursuant to the medium-to-long term agreement signed between the Company and Yangquan Coal Group, Yangquan Coal Group will supply the Company with anthracite and lean coal amounting to.2 million tonnes, 4.8 million tonnes,
5.6 million tonnes, 7.0 million tonnes and 8.0 million tonnes, respectively for each of five years from 2005 to 2009. The Company and Yangquan Coal Group have determined the basic coal price for 2005, as well as the price increase / decrease ranges for the years thereafter.

Pursuant to the medium-to-long term agreement signed between the Company and Huating Coal Group, Huating Coal Group will be providing the Company with high-quality thermal coal of 6.4 million tonnes each year from 2005 to 2007. The Company and Huating Coal Group have agreed on the basic contract price and determined the price increase / decrease ranges for the years thereafter. Yangquan Coal Group is one of the largest anthracite producers in China with annual output of 16 million tonnes of high-quality anthracite. The company is among the first batch of State-affirmed super-large coal enterprises. Huating Coal Group is a coal producer with rich resources, advanced exploration techniques and mechanized production process in northwestern China. With an annual output of high-quality thermal coal of 15 million tonnes, it is a large modernized enterprise integrating coal production and sale and coal chemicals production.

Throughout the years, Yangquan Coal Group, Huating Coal Group and the Company have been maintaining good relations on coal supplies and other areas. In view of the difficult market situations regarding coal supply, power demand and transportation, the parties have been working hard on the principles of integrity and mutual benefits with an aim to resolve the problem of power supply shortage. The cooperation between the parties provides the thrust for the operation of medium-to-long term agreementson coal supply and effectively ensures the stable production and needs of both sides. The signing of the agreements is consistent with the State's objectives and policies on promoting market-oriented mechanisms in thermal coal supply.

                                                                      ... /2


Huaneng Power Int'l Inc. Signs Medium-to-long Term Coal Supply Agreements with Yangquan Coal Group and Huating Coal Group ... P.2


Huaneng Power International, Inc. develops, constructs, operates and manages large thermal power plants in China nationwide, with a total generation capacity of 18,832MW on an equity basis. The Company wholly owns sixteen power plants, and has controlling interests in seven power plants and minority interests in four power companies. Today, it is one of the largest independent power producers in China.

                                    ~ End ~



For further information, please contact:

Ms. Meng Jing / Ms. Zhao Lin
i@ Huaneng Power International, Inc. ii
Tel: (8610) 6649 1856 / 1866 ii
Fax: (8610) 6649 1860
Email: ir@hpi.com.cn

Ms. Christy Lai / Ms. Edith Lui
Rikes Communications Limited
Tel:  (852) 2520 2201
Fax: (852) 2520 2241